UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2024.

Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated as of September 3, 2024, between the Bank and TD Securities (USA) LLC.

4.1	Fourth Supplemental Indenture, dated as of September 10, 2024, to the Indenture, dated as of September 15, 2016, among the Bank, Computershare Trust Company, National Association and Computershare Trust Company of Canada.

5.1	Opinion of Simpson Thacher & Bartlett LLP, U.S. counsel for the Bank.

5.2	Opinion of McCarthy Tétrault LLP, Canadian counsel for the Bank.

8.1	Opinion of Simpson Thacher & Bartlett LLP, U.S. tax counsel for the Bank.

8.2	Opinion of McCarthy Tétrault LLP, Canadian counsel for the Bank (included in Exhibit 5.2 above).

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibits 5.1 and 8.1 above).

23.2	Consent of McCarthy Tétrault LLP (included in Exhibit 5.2 above).

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: September 10, 2024	By:	/s/ Caroline Cook
	Name:	Caroline Cook
	Title:	Associate Vice President, Legal Treasury and Corporate Securities